Chapman and Cutler LLP                                    111 West Monroe Street
                                                        Chicago, Illinois  60603




                              November 13, 2019



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8373
          Multi-Sector Equity and ETF Portfolio, November 2019 Series
                                 (the "Trust")
                      CIK No. 1786983 File No. 333-234276
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. PLEASE CONFIRM THAT THE TRUST IS NOT CONCENTRATED IN ANY OF THE INDUSTRIES DESCRIBED IN THE "PORTFOLIO" SECTION OF THE PROSPECTUS. OTHERWISE, PLEASE STATE THE INDUSTRIES OR GROUP OF INDUSTRIES THAT THE TRUST IS CONCENTRATED IN AND INCLUDE CONCENTRATION RISK DISCLOSURE.

      Response: If the final portfolio for the Trust is concentrated in any industry or group of industries, appropriate disclosure will be included.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ____________________________
                                               Daniel J. Fallon